FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES 4G FREQUENCIES TENDER PUBLISHED

Netanya, Israel – July 2, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that the Israel Ministry of Communications published today a tender for 1800MHz frequencies, for 4G technologies (such as LTE, LTE Advanced).

Participation in the tender is open for all current Mobile Network Operators and Mobile Virtual Network Operators as well as other entities meeting certain conditions. The bands will be awarded to the highest bids with a minimal bid of NIS10 million for each of the 8 available 5MHZ frequency bands. New and small operators may receive up to 50% discount, 10% discount for each 1% addition to their market share, obtained over the next 5 years. The tender conditions limit the number of bands for each operator and for a 4G shared radio network and further limits the number of bands the Company and Partner Communications Ltd., or Partner (which are already in possession of 1800MHz frequencies) may purchase.

Following the network sharing policy previously reported, a draft license amendment attached to the tender sets certain specific requirements for the approval of such sharing. Should the draft amendment be adopted, the Company estimates it would have to make certain amendments to the previously reported 4G network sharing agreement it entered with Golan Telecom Ltd., or Golan Telecom, in order to increase Golan Telecom's economic stake in the shared radio network.

The draft license amendment further sets coverage and quality requirements for the 4G network.

The Company is studying the tender documents and at this time cannot evaluate its implications on the Company.

For additional details see the Company's most recent annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business", "- We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Technology" and "-Network and Cell Sites Sharing Agreements" and our current report regarding the Company's results for the first quarter of 2014 on Form 6-K dated May 14, 2014 under " Other developments during the first quarter of 2014 and subsequent to the end of the reporting period - 4 Generation Network" and "- Network Sharing Agreements".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.049 million subscribers (as at March 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 2, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary